Exhibit 99.1

FOR IMMEDIATE RELEASE
August 11, 2003

Extendicare’s Net Earnings Rise $10.0 Million in 2003 Second Quarter
Medicare Occupancy Reaches Record Level

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. reported a $10.0 million increase in net earnings to $12.1 million ($0.18 per share) in the three months ended June 30, 2003 from net earnings of $2.1 million ($0.03 per share) in the quarter ended June 30, 2002.

“We now expect the profitability of Extendicare’s health care operations in 2003 to exceed last year’s level, assuming no significant deterioration of resident occupancy, or adverse changes in our litigation experience,” said Mel Rhinelander, President and Chief Executive Officer.

Average U.S. nursing home occupancy climbed to 91.2% in the 2003 second quarter from 89.8% in the second quarter of 2002. Medicare increased to a record 15.6% of total nursing home census from 13.0% in the 2002 second quarter and 15.3% in the quarter ended March 31, 2003.

Extendicare’s cash provided by operations, prior to the net change in operating working capital, for the three months ended June 30, 2003 was $21.4 million ($0.31 per share) compared to $14.2 million ($0.20 per share) in the 2002 second quarter.

“During the second quarter we maintained excellent levels of overall nursing home occupancy in the United States, while increasing Medicare to record levels and continuing to prioritize quality care,” Mr. Rhinelander said. “Debate continues on the U.S. regulatory front regarding appropriate government funding levels. However, some relief is in sight from the onerous Medicare cutbacks of the past few years, as the Centers for Medicare and Medicaid Services has announced Medicare rate increases to take effect October 1, 2003. We expect these increases to improve Extendicare’s revenue by an annualized total of about $19.5 million (US$13.4 million), based on our occupancy levels and census mix in the first half of 2003. However, the impact of this increase in revenue will be tempered by higher labour and other operating costs. Medicaid rates remain a concern for our industry.

“In Canada, we are pleased with recent announcements from both the Ontario and Alberta governments of increased spending for long-term care, which should positively affect our nursing home results beginning in the 2003 second half. The combined funding changes are expected to improve Extendicare’s annualized revenue from nursing homes by about $13.5 million, which will assist in the delivery of services to our residents, and could increase pre-tax earnings by up to $7.0 million annually,” commented Mr. Rhinelander. “In addition, our home health care business strengthened during the second quarter as a result of more hours of service and higher rates in Ontario.”

Quarters ended June 30, 2003 and June 30, 2002

Earnings before interest, taxes, depreciation, amortization and loss (gain) from asset disposals and other items (EBITDA) rose to $46.1 million in the 2003 second quarter from $42.5 million in the same quarter last year. EBITDA as a percent of revenue increased to 11.0% from 9.9% in the prior year quarter.

U.S. EBITDA rose 4.6% to $34.5 million from $33.0 million in the prior year quarter. Growth in Medicare census and higher Medicaid and private rates offset the decline in the average Medicare Part A rate, which reduced revenue during the 2003 second quarter by $4.4 million. A stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $3.6 million and net earnings by $0.5 million.

EBITDA from Canadian operations rose 21.6% to $11.6 million from $9.5 million in the prior year period. Earnings strengthened in 2003 because of improvements in home health care operations, contributions from new Ontario nursing homes and additional management contracts.

Pre-tax earnings from health care operations increased by $11.2 million to $15.5 million from $4.3 million in the prior year period.

Revenue fell to $420.7 million in the 2003 second quarter from $430.3 million in the prior year quarter, due to ceased operations and the change in the foreign exchange rate. The Company’s ceased British Columbia home health care operations had contributed $7.8 million in revenue in the 2002 second quarter, while the change in the foreign exchange rate on translation of U.S. revenue was unfavourable quarter over quarter by $33.5 million.

Six Months ended June 30, 2003 and June 30, 2002

Net earnings for the six months ended June 30, 2003 rose $22.0 million to $30.0 million ($0.43 per share) from net earnings of $8.0 million ($0.11 per share) in the same prior year period.

EBITDA rose 5.1% to $85.6 million in the six months ended June 30, 2003 from $81.4 million in the same period last year. EBITDA as a percent of revenue increased to 10.0% from 9.4% in the six months ended June 30, 2002. The stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $5.4 million and net earnings by $0.7 million.

In the six months ended June 30, 2003, average U.S. nursing home occupancy rose to 91.3% from 89.7% in the comparable 2002 period, with Medicare representing 15.4% of resident days, up from 13.0% in the prior year period.

Pre-tax earnings from health care operations rose by $14.0 million to $24.1 million from $10.1 million in the 2002 comparative period.

Revenue declined to $860.0 million in the six months ended June 30, 2003 from $862.7 million in the prior year period, as a result of ceased operations and the change in the foreign exchange rate. On March 31, 2003, the Company ceased home care operations in British Columbia that had contributed additional revenue of $10.7 million in the first half of 2002. The change in the foreign exchange rate on translation of U.S. revenue was unfavourable period over period by $51.4 million.

Other

For the six months ended June 30, 2003, the Company reported a net gain on the sale of assets of $0.9 million ($0.01 per share) compared to a loss on disposal of assets and other items of $6.6 million ($0.05 loss per share) in the prior year period. During the second quarter of 2003, the Company sold an underperforming nursing home in Alberta for gross proceeds of $2.7 million, resulting in a pre-tax loss of $0.2 million. The proceeds were used in part to repay $1.8 million of long-term debt. During the 2003 first quarter the Company realized a gain of $1.1 million on the sale of assets that had been written off.

In June 2003, the Company entered into a 25-year capital lease with Borealis Long-term Care Facilities Inc., which provided $14.4 million in financing for a newly constructed Ontario nursing home, at a borrowing rate of 7.28%.

The Company has entered into an agreement to sell a nursing home and a retirement home in Ontario, representing 275 beds. The transaction is expected to close this fall and is contingent on financing and government approval. Gross proceeds of $19.6 million are anticipated, of which approximately $6.5 million will be used to retire long-term debt associated with the homes. The pre-tax gain on disposal is expected to be approximately $13.0 million.

Extendicare’s equity share of earnings of Crown Life Insurance Company increased to $15.1 million ($0.22 per share) for the six months ended June 30, 2003 from $3.6 million ($0.05 per share) in the prior year period. As previously reported, results for the first quarter of 2003 included Extendicare’s share of non-recurring income, arising from the review of reserves previously recorded for certain liabilities, of $9.4 million ($0.14 per share). In July 2003, Great-West Lifeco Inc. acquired Canada Life Financial Corporation, which has resulted in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.

Under the terms of its November 27, 2002 Normal Course Issuer Bid, the Company has purchased for cancellation 1,369,600 Subordinate Voting and Multiple Voting shares, including 1,349,600 acquired in 2003 at an average cost per share of $3.99.

At their meeting today, the Directors declared quarterly dividends on Extendicare’s Class I Preferred Shares, payable on November 17, 2003, to shareholders of record on October 31, 2003, and declared the monthly dividend of $0.079 per share on Extendicare’s Class II Preferred Shares, Series 1 (EXE.PR.E), payable on September 15, 2003 to shareholders of record on August 29, 2003. The dividend on the Class I, Series 3 Preferred Shares (EXE.PR.C) is $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending September 30, 2003.

Extendicare, through its subsidiaries, operates 278 long-term care facilities across North America, with capacity for almost 29,500 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 36,400 people in the United States and Canada.

In a separate news release issued today, Extendicare Inc. announced the 2003 second quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On August 12, 2003, at 10:00 a.m. (EDST), Extendicare Inc. will hold a conference call to discuss the Company’s results for the second quarter. The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on August 26, 2003. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1446702. In addition, an archived audio recording of the call will be available on Extendicare’s website.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Philip Small
Senior Vice-President of Strategic Planning and Investor Relations
Phone: (414) 908-8825; Fax: (414) 908-8111

Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Consolidated Statements of Earnings
(unaudited)

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

	(thousands of Canadian dollars except per share amounts)
Revenue		(note 1)		(note 1)
Nursing and assisted living centres
United States	288,432	303,039	597,730	607,606
Canada	84,570	76,932	166,308	152,235
Outpatient therapy — U.S.	4,337	4,109	8,330	8,019
Home health — Canada	33,509	38,144	67,778	73,643
Other	9,866	8,099	19,871	21,242

	420,714	430,323	860,017	862,745
Operating and administrative costs	370,215	381,583	765,273	768,937
Lease costs	4,424	6,226	9,168	12,374

EBITDA (note 2)	46,075	42,514	85,576	81,434
Depreciation and amortization	15,451	16,952	31,856	34,372
Interest, net	14,946	14,669	30,555	30,430
Loss (gain) from asset disposals and other items	176	6,579	(905)	6,579

Earnings before income taxes	15,502	4,314	24,070	10,053

Income taxes
Current	3,393	2,236	5,581	3,868
Future	2,627	572	3,616	1,727

	6,020	2,808	9,197	5,595

Earnings from health care	9,482	1,506	14,873	4,458
Share of earnings of Crown Life	2,643	575	15,128	3,559

Net earnings	12,125	2,081	30,001	8,017

Basic and diluted earnings per share	0.18	0.03	0.43	0.11

Notes:

(1)	Certain reclassifications have been made to the prior period results to conform to the 2003 presentation.

(2)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, and loss (gain) from asset disposals and other items.

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

	(thousands of Canadian dollars)
Cash provided by (used in) operations
Net earnings	12,125	2,081	30,001	8,017
Adjustments for:
Depreciation and amortization	15,451	16,952	31,856	34,372
Provision for self-insured liabilities	3,288	4,020	6,675	8,550
Payments for self-insured liabilities	(9,683)	(18,180)	(22,866)	(30,199)
Future income taxes	2,627	572	3,616	1,727
Loss (gain) from asset disposals and other items	176	6,579	(905)	6,579
Undistributed share of earnings of Crown Life, net of dividends received	(2,643)	539	(15,128)	(2,445)
Other	94	1,640	1,262	2,165

	21,435	14,203	34,511	28,766
Net change in operating working capital, excluding cash
Accounts receivable	(380)	9,860	5,512	15,873
Inventories, supplies and prepaid expenses	3,710	2,640	(3,950)	(5,848)
Accounts payable and accrued liabilities	7,657	(3,178)	(7,732)	(806)
Income taxes	(437)	656	(424)	(3,120)

	31,985	24,181	27,917	34,865

Cash provided by (used in) investment activities
Property and equipment	(14,093)	(11,425)	(27,870)	(18,742)
Net proceeds from dispositions	2,047	19,680	2,047	19,680
Other assets	258	2,381	619	5,880

	(11,788)	10,636	(25,204)	6,818

Cash provided by (used in) financing activities
Issue of long-term debt	11,021	235,585	11,021	235,585
Repayment of long-term debt	(3,216)	(207,960)	(4,632)	(229,674)
Decrease in investments held for self-insured liabilities	1,129	3,914	10,366	1,219
Purchase of shares for cancellation	(1,031)	(211)	(2,782)	(1,671)
Financing costs	(3)	(11,263)	(35)	(11,342)
Other	90	(607)	(224)	(997)

	7,990	19,458	13,714	(6,880)

Foreign exchange loss on cash held in foreign currency	(4,528)	(1,752)	(7,355)	(1,750)

Increase in cash and cash equivalents	23,659	52,523	9,072	33,053
Cash and cash equivalents at beginning of period	38,037	6,079	52,624	25,549

Cash and cash equivalents at end of period	61,696	58,602	61,696	58,602

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
	2003	2002

	(thousands of Canadian dollars)
Assets
Current assets
Cash and short-term investments	62,476	56,815
Accounts receivable	161,947	191,443
Income taxes recoverable	15,521	17,912
Future income taxes	47,209	55,849
Inventories, supplies and prepaid expenses	17,723	15,709

	304,876	337,728
Property and equipment	835,405	953,591
Goodwill and other intangible assets	102,158	120,504
Other assets	247,599	276,505

	1,490,038	1,688,328
Investment in Crown Life Insurance Company	135,595	121,508

	1,625,633	1,809,836

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	780	4,191
Accounts payable and accrued liabilities	269,468	311,062
Accrual for self-insured liabilities	40,426	55,216
Current maturities of long-term debt	6,299	6,209

	316,973	376,678
Accrual for self-insured liabilities	61,550	81,735
Long-term debt	776,284	846,734
Other liabilities	40,425	47,328
Future income taxes	90,073	99,335

	1,285,305	1,451,810
Share capital	314,070	317,314
Retained earnings (deficit)	3,541	(26,545)
Foreign currency translation adjustment account	22,717	67,257

	1,625,633	1,809,836

Closing US/Cdn. Dollar Exchange Rate	1.3475	1.5776

EXTENDICARE INC.
Financial and Operating Statistics
(unaudited)

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

	(dollar amounts in Canadian dollars, unless otherwise noted)
Revenue (millions)
United States	$300.9	$314.1	$622.4	$634.8
Canada	119.8	116.2	237.6	227.9

	$420.7	$430.3	$860.0	$862.7

EBITDA (millions)
United States	$34.5	$33.0	$65.6	$64.3
Canada	11.6	9.5	20.0	17.1

	$46.1	$42.5	$85.6	$81.4

Health Care Net Earnings (Loss) (millions)
United States	$6.4	$(0.4)	$9.1	$1.6
Canada	3.1	1.9	5.8	2.9

	$9.5	$1.5	$14.9	$4.5

Components of Earnings (Loss) per Share
Health care operations, after preferred share dividends	$0.14	$0.07	$0.20	$0.11
Gain (loss) from asset disposals	—	(0.05)	0.01	(0.05)
Share of earnings of Crown Life	0.04	0.01	0.22	0.05

	$0.18	$0.03	$0.43	$0.11

Cash Flow from Operations, before changes in Working Capital, per Share	$0.31	$0.20	$0.50	$0.40
U.S. Nursing Centre Percent of Revenue by Payor Source
Private/other	18.8%	18.9%	18.7%	19.1%
Medicare	29.8	27.1	29.3	27.2
Medicaid	51.4	54.0	52.0	53.7
U.S. Nursing Centre Patient Days by Payor Source (thousands)
Private/other	200.9	209.1	402.2	418.6
Medicare	181.9	149.7	358.9	297.4
Medicaid	784.7	792.6	1,565.4	1,571.3
U.S. Average Medicare Part A Rate (US dollars)	$293.83	$311.24	$292.33	$311.77
Average Occupancy (excluding managed facilities)
U.S. nursing	91.2%	89.8%	91.3%	89.7%
U.S. nursing and assisted living	90.6	89.0	90.6	88.8
Extendicare Inc. total facilities in operation	92.5	91.4	92.4	91.3
Extendicare Inc., same-facility basis	92.9	91.7	92.8	91.5
Average US/Cdn. Dollar Exchange Rate	1.3990	1.5546	1.4543	1.5745